LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2000

December 16, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Sentry Bancshares, Inc. Registration Statement on Form S-4

Ladies and Gentlemen:

          Pursuant to Rule 101 of Regulation S-T and on behalf of First Sentry Bancshares, Inc., Huntington, West Virginia (the “Registrant”), we are transmitting by EDGAR under the Securities Act of 1933 (the “Securities Act”) the Registrant’s Registration Statement on Form S-4, including exhibits (the “Registration Statement”). The registration fee of $415.75has been calculated in accordance with Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, and was transmitted to the Securities and Exchange Commission (the “SEC”) by wire transfer in accordance with Rule 13 of Regulation S-T.

          The Registration Statement, representing the initial public offering of the Registrant, relates to the issuance by the Registrant of its shares of common stock, par value $1.00 per share, in connection with the proposed merger of Guaranty Financial Services, Inc., Huntington, West Virginia with and into the Registrant. A joint proxy statement/prospectus, filed as part of the Registration Statement, will be distributed to stockholders of both the Registrant and Guaranty Financial Services, Inc. seeking approval of the merger.

          The Registrant requests confirmation from the accounting staff of the SEC that in the event the Registration Statement is not declared effective within 135 days of September 30, 2008, it may rely on Rule 8-08(b) of Regulation S-X. Rule 8-08 of Regulation S-X provides that if the effective date or anticipated mailing date of the Registration Statement falls after 45 days but within 90 days of the end of the Registrant’s fiscal year end, the Registrant is not required to provide audited financial statements for such year end provided the following conditions are met: (1) If the Registrant is a reporting company, all reports due must have been filed; (2) For the most recent fiscal year for which audited financial statements are not yet available, the Registrant reasonably and in good faith expects to report income from continuing operations before taxes; and (3) For at least one of the two fiscal years immediately preceding the most recent fiscal year, the Registrant reported income from continuing operations before taxes.

Securities and Exchange Commission
December 16, 2008

          While the Registrant expects the effective date of the Registration Statement will be prior to February 12, 2009, we request confirmation that in the event the Registration Statement is not declared effective the Registrant may utilize September 30, 2008 business and financial information until the earlier of March 30, 2009 or such date as audited financial statements become available. Neither of the Registrant nor Guaranty Financial Services, Inc. is subject to the reporting requirements of Sections 15(d) or 13 of the Securities Exchange Act of 1934. The business and financial information contained in the joint proxy statement/prospectus is for the nine-month period ended September 30, 2008 for each of the Registrant and Guaranty Financial Services, Inc. The Registrant meets the three criteria of Rule 8-08(b) (including qualification as a smaller reporting company): (1) The Registrant is not yet a reporting company; (2) The Registrant reasonably and in good faith expects to report income from continuing operations before taxes for the most recent fiscal year for which audited financial statements are not yet available ($2.5 million of income before income taxes for the nine months ended September 30, 2008); and (3) The Registrant reported income from continuing operations before taxes for at least one of the two fiscal years immediately preceding the most recent fiscal year ($3.3 million of income before income taxes for 2007 and $3.2 million of income before income taxes for 2006).

          Please note the Registrant has recently been advised from its auditing firm, Hess, Stewart & Campbell, PLLC (“Hess Stewart”) that it is not registered as a public accounting firm with the Public Company Accounting Oversight Board (“PCAOB”). Hess Stewart believes that such PCAOB registration is not necessary for audit reports issued prior to and included in an initial SEC Registration Statement relating to an initial public offering based upon the June 15, 2004 Joint Meeting of the Center for Public Company Audit Firms SEC Regulations Committee and the SEC Staff relating to the application of PCAOB Auditing Standard No. 1, References in Auditors’ Reports to the Standards of the Public Company Accounting Oversight Board (www.aicpa.org/CPCAF). Hess Stewart filed the necessary application to PCAOB seeking registration on December 10, 2008. The Registrant understands that it may take up to 45 days from the date of receipt of the application by the PCAOB for PCAOB to take action on Hess Stewart’s application.

Securities and Exchange Commission
December 16, 2008

          If you have any questions or comments, please contact the undersigned at (202) 274-2008 or Benjamin Azoff of this firm at (202) 274-2010.

Very truly yours,

/s/ Alan Schick

Alan Schick

Enclosures
cc:	Geoffrey S. Sheils, President and Chief Executive Officer, First Sentry Bancshares, Inc.
Benjamin Azoff, Esq.